UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*.

                            Jan Bell Marketing, Inc.

                                     Common

                                    47076010

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  47076010  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: Sun Banks, Inc. as Parent Holding Company; Third National Corporation as Parent Holding Company; Trust Company of Georgia as Parent Holding Company for Trust Company Bank as Parent Company of Trusco Capital Management, Inc., and in various fiduciary capacities. 58-1575035
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) _______
                                                          (B) _______
- ------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    1,244,805
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  -0-
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 2,427,975
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      8,730
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,498,105
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.63%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK and IA




                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               SCHEDULE 13G
                UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)      Name of Issuer:
- ---------      --------------
               Jan Bell Marketing, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
- ---------      -----------------------------------------------
               13801 Northwest 14th Street
               Sunrise, Florida  33323

Item 2(a)      Name of Person Filing:
- ---------      ---------------------
               SunTrust Banks, Inc. as Parent Holding Company for Sun Banks, Inc. as Parent Holding Company; Third National Corporation as Parent Holding Company; Trust Company of Georgia as Parent Holding Company for Trust Company Bank as Parent Company of Trusco Capital Management, Inc., and in various fiduciary capacities.

Item 2(b)      Address of Principal Business Office(s):
- ---------      ---------------------------------------
               25 Park Place, N.E.
               Atlanta, Georgia  30303

Item 2(c)      Citizenship:
- ---------      -----------
               SunTrust Banks, Inc. is a Georgia corporation; Sun Banks, Inc. is a Florida corporation; Trust Company of Georgia is a Georgia corporation; Trust Company Bank is a Georgia banking association; Trusco Capital Management, Inc. is a registered investment adviser and a Georgia corporation.

Item 2(d)      Title of Class of Securities:
- ---------      ----------------------------
               Common

Item 2(e)      CUSIP Number:
- ---------      ------------
               47076010



Item 3         Type of Person:
- ------         --------------
               (b) Bank as defined in section 3(a)(6) of the Act.
               (e) Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940.
               (g) Parent holding company, in accordance with para. 240,13d-
                   1(1)(ii)(H).

Item 4         Ownership:
- ------         ---------

               Amount Beneficially Owned.  2,498,105

               (b)   Percent of Class:   9.63%

               (c)   Number of Shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:  1,244,805

               (ii)  Shared power to vote or to direct the vote:  -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     2,427,975

                (iv) Shared power to dispose or the direct the disposition of:
                     8,730



Item 5     Ownership of Five Percent or Less of Class:
- ------     ------------------------------------------
           Not Applicable

Item 6     Ownership of More than 5 Percent of Behalf of Another Person:
- ------     ------------------------------------------------------------
           See Exhibit B

Item 7     Identification and Classification of the Subsidiary Which
           Acquired
           ---------------------------------------------------------------
           the Security Being Reported on By the Parent Holding Company:
           ------------------------------------------------------------
           See Item 2 and Exhibit C

Item 8     Identification and Classification of Members of the Group:
- ------     ---------------------------------------------------------
           Not Applicable

Item 9     Notice of Dissolution of Group:
- ------     ------------------------------
           Not Applicable

Item 10    Certification:
- -------    -------------
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

           Signature:
           ---------
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 3, 1995

SunTrust Banks, Inc.

By        /s/ Dennis B. Dills
          -------------------------
          Dennis B. Dills, Senior Vice President,
          SunTrust Banks, Inc. and Trust Company of Georgia




                                 EXHIBIT A

     The shares reported are held by one or more bank subsidiaries of Sun Banks, Inc., Third National Corporation and/or Trust Company of Georgia, subsidiary of SunTrust Banks, Inc., in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.



                                 EXHIBIT B



Various co-trustees share the power to direct distribution of income, including dividends and the proceeds from sales of securities. Additionally, various beneficiaries have the right to receive dividends.









                                  EXHIBIT C

                                 Sole     Shared      Sole    Shared
                               Voting     Voting  Power to  Power to
Name of Person Filing           Power      Power   Dispose   Dispose

Trust Company of Georgia as
Parent Holding Company for:

Trust Company Bank as Parent   60,400       -0-       -0-       -0-
Company of Trusco Capital
Management, Inc., and in Various
Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

Sun Banks, Inc. as Parent
Holding Company for:

Sun Banks, N.A., and in        77,755       -0-     193,925    8,730
Various Fiduciary Capacities
200 South Orange
Orlando, Florida  32801

SunBank/South Florida, N. A.   14,350       -0-      13,350      -0-
and in Various Fiduciary
Capacities
501 E. Las Olas Blvd.
Ft. Lauderdale, Florida   33301

SunBank Capital Management,  1,092,300      -0-   2,220,700      -0-
N.A. and in Various Fiduciary
Capacities
200 South Orange Ave.
Orlando, Florida  32801

Shares Beneficially Owned  2,498,105


SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


February 3, 1995

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Jan Bell Marketing, Inc. Common Stock.

A paper copy of this filing in the EDGAR submission format is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
- ---------------------
Cynthia S. Walker
Trust Officer

c:    Jan Bell Marketing, Inc.
      American Stock Exchange